FORM 11-K

[x] ANNUAL REPORTS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[  ] TRANSITION REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the transition period from                                 to                                 .

Commission file number 1-1153

NEWMONT MINING CORPORATION
RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES
(Title of Plans)

NEWMONT MINING CORPORATION
(Issuer of Securities)

1700 Lincoln Street, Denver, Colorado 80203
(Principal Executive Office)

NEWMONT RETIREMENT SAVINGS PLAN
FOR HOURLY-RATED EMPLOYEES

Financial Statements And Supplemental Schedule
As Of December 31, 2001 And 2000

Together With Report Of Independent Public Accountants

NEWMONT RETIREMENT SAVINGS PLAN
FOR HOURLY-RATED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Administrative Committee of the
Newmont Retirement Savings Plan for Hourly-Rated Employees:

We have audited the accompanying statements of net assets available for benefits of the NEWMONT RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Arthur Andersen LLP

Denver, Colorado,
    June 26, 2002.

NEWMONT RETIREMENT SAVINGS PLAN
FOR HOURLY-RATED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS, at fair value (Notes 2 and 3):
Registered investment companies	$27,611,730	$30,194,867
Employer stock	5,090,204	4,728,811
Participant loans	3,845,908	3,760,763

NET ASSETS AVAILABLE FOR BENEFITS	$36,547,842	$38,684,441

The accompanying notes are an integral part of these statements.

NEWMONT RETIREMENT SAVINGS PLAN
FOR HOURLY-RATED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income (loss)-
Interest, dividend and other income	$581,139
Net depreciation in the fair value of investments (Notes 2 and 3)	(2,344,407)

Total investment loss	(1,763,268)

Contributions-
Employer, net of forfeitures applied (Note 1)	1,286,874
Participant	3,229,393
Rollover	84,553

Total contributions	4,600,820

Payments-
Payment of benefits	(3,502,144)
Administrative expenses and other	(7,850)

Total payments	(3,509,994)

Transfers to Newmont Retirement Savings Plan (Non-Union) (Note 1)	(1,464,157)

Net decrease	(2,136,599)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	38,684,441

End of year	$36,547,842

The accompanying notes are an integral part of this statement.

NEWMONT RETIREMENT SAVINGS PLAN
FOR HOURLY-RATED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.    DESCRIPTION OF PLAN:

The following description of the Newmont Retirement Savings Plan for Hourly-Rated Employees (the ”Plan”) (formerly known as Newmont Gold Company Hourly Retirement Savings Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on October 1, 1991 by Newmont Mining Corporation (the “Company”) for the benefit of all eligible employees. Effective January 1, 1998, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Trust

Trustee, recordkeeping and investment management services are performed by the Vanguard Group, Inc. (“Vanguard” or the “Trustee”).

An Administrative Committee of not less than three nor more than five members is appointed by the Company’s Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Effective January 1, 2000, full-time employees are eligible to participate in the Plan after 60 calendar days of service. Part-time employees are eligible to participate in the Plan after one year of eligibility service, as defined by the Plan document. Participants may elect to contribute to the Plan up to 15% of their Plan eligible compensation, to a maximum of $10,500 on a pre-tax basis for the 2001 Plan year. Participants’ contributions are matched by the Company in Company common stock, not to exceed 5% of compensation, as defined in the Plan document. The number of Company shares contributed is based on their market price at the date of contribution. Total annual additions under the Plan and all other plans sponsored by the Company are limited for each participant to the lesser of 25% of eligible compensation or $35,000. Annual additions are defined as the participants’ contributions and the Company’s matching contributions.

Vesting

Participants are fully vested in their contributions. Participants are vested in Company contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants may become fully vested in Company matching contributions upon death, disability, retirement, change in Company control or termination of the Plan.

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account represents a forfeiture. Forfeitures are applied to future Company matching contributions. During 2001, forfeitures of $18,716 were created, the forfeitures account had earnings of $10,070, and forfeitures of $262,154 were used to reduce Company matching contributions. At December 31, 2001 and 2000, unapplied forfeitures totaled $50,998 and $284,366, respectively.

Under Plan provisions, the Trustee may accept “rollover contributions” from participants. Rollover contributions represent distributions to a participant from another plan that meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”). Rollover contributions are fully vested and are not taken into account, and do not affect in any way, the maximum annual contribution limitation.

Transfers to Newmont Retirement Savings Plan (Non-Union)

During 2001, certain participants had a change in employment status and were no longer Union employees covered by a collective bargaining agreement. In connection with this change in employment status, $1,464,157 of Plan assets, representing their aggregate account balance at the time, were transferred from the Plan to the Newmont Retirement Savings Plan (Non-Union).

Participant Accounts

An individual plan account is maintained for each participant within the Plan. Each participant’s account is credited with the participant’s contributions, the corresponding Company matching contributions and an allocation of plan earnings and/or losses calculated daily based on participant account balances.

Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a distribution equal to his or her vested account balance. Hardship withdrawals are also allowed if certain criteria are met.

Investments

Participants may invest their contributions and their corresponding Company matching contributions in various registered investment companies and Employer stock.

Loans

Loans may be made to participants from their individual plan accounts, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant’s vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition

The Plan’s investment in registered investment companies and Employer stock are stated at fair value based on quoted market prices, which was readily determinable at December 31, 2001 and 2000. Participant loans are stated at cost which approximates fair value.

Net realized and unrealized gains and losses are reflected in the Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

3.    INVESTMENTS:

The fair market value of individual investment funds representing 5% or more of the Plan’s net assets as of December 31, 2001 and 2000 is as follows:

	2001		2000
	Number of Shares/Units or Principal Value	Fair Value	Number of Shares/Units or Principal Value	Fair Value
AIM Constellation Fund, A Shares	170,144	$3,760,183	177,718	$5,141,383
Vanguard 500 Index Fund Investor Shares	80,857	8,561,953	83,248	10,144,606
Vanguard LifeStrategy Moderate Growth Fund	203,033	3,234,316	208,499	3,594,525
Vanguard Prime Money Market Fund	6,127,864	6,127,864	5,129,840	5,129,840
Newmont Mining Stock	266,363	5,090,204	277,146	4,728,811
Participant Loans	3,845,908	3,845,908	3,760,763	3,760,763

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Registered investment companies	$(3,118,010)
Employer stock	773,603

$(2,344,407)

4.    PLAN TERMINATION:

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of (a) full termination, (b) termination with respect to a group or class of participants (“partial termination”) or (c) a partial discontinuance of contributions, the unvested portion of Company matching contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and non-forfeitable.

5.    TAX STATUS:

A favorable determination letter dated December 4, 1996, has been received from the Internal Revenue Service stating that the Trust established under the Plan is exempt from Federal income taxes. Such exemption results from meeting requirements of a qualified plan under the Code. While the Plan has been subsequently amended from time to time, the Plan Administrator believes that such amendments have not affected the Plan’s status as a qualified plan and that the Plan continues to be in compliance with such requirements.

On January 3, 2002, the Plan filed for a new determination letter with the Internal Revenue Service.

6.    RELATED PARTY TRANSACTIONS:

Plan assets are invested in shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Also, certain plan assets are also invested in shares of Employer stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules.

7.    RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in registered investment companies and Employer stock. Investment securities, in general, are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

SCHEDULE I

NEWMONT RETIREMENT SAVINGS PLAN
FOR HOURLY-RATED EMPLOYEES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares/Units or Principal Value	Current Value
Vanguard Fiduciary Trust Company:	Registered Investment Companies:
	AIM Constellation Fund, A Shares	170,144	$3,760,183
	Templeton Developing Markets Trust—Class I Shares	6,749	66,683
	*Vanguard 500 Index Fund Investor Shares	80,857	8,561,953
	*Vanguard Extended Market Index Fund Investor Shares	14,087	325,272
	*Vanguard International Growth Fund	50,607	759,605
	*Vanguard LifeStrategy Conservative Growth Fund	108,123	1,520,212
	*Vanguard LifeStrategy Growth Fund	74,145	1,292,340
	*Vanguard LifeStrategy Income Fund	44,881	577,166
	*Vanguard LifeStrategy Moderate Growth Fund	203,033	3,234,316
	*Vanguard Prime Money Market Fund	6,127,864	6,127,864
	*Vanguard Total Bond Market Index Fund	61,606	624,686
	*Vanguard U.S. Growth Fund	19,381	365,338
	*Vanguard Wellington Fund Investor Shares	6,211	169,310
	*Vanguard Windsor II Fund Investor Shares	8,863	226,802

	Total registered investment companies		27,611,730
	Employer stock:
	*Newmont Mining Stock	266,363	5,090,204

	Participant Loans (a)
	Interest rates ranging from 8.25%—10.5%	3,845,908	3,845,908

			$36,547,842

*	Represents a party-in-interest.
(a)	The interest rate on loans is determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWMONT MINING CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY- RATED EMPLOYEES

Dated: June 26, 2002	By:	/s/ TERRY S. ROE
Terry S. Roe Administration Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Arthur Andersen LLP

99	Letter from Newmont Mining Corporation to the Commission regarding representations by Arthur Andersen LLP to the Newmont Mining Corporation Retirement Savings Plan for Hourly-Rated Employees